EXHIBIT 99.1

Endeavour Silver Announces 2024 Annual General Meeting Voting Results

VANCOUVER, British Columbia, May 28, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that shareholders voted in favour of all items of business at the Company’s 2024 Annual General Meeting (“AGM”) held on May 28, 2024 in Vancouver. A total of 104,090,503 votes were cast or represented by proxy at the AGM, representing 43.31% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

DIRECTORS	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD/ ABSTAIN	FOR	WITHHELD
Rex J. McLennan	50,212,585	11,699,944	81.10%	18.90%
Margaret M. Beck	61,370,134	542,396	99.12%	0.88%
Ricardo M. Campoy	61,455,874	456,656	99.26%	0.74%
Daniel Dickson	61,461,186	451,345	99.27%	0.73%
Amy Jacobsen	61,364,651	547,879	99.12%	0.88%
Kenneth Pickering	53,516,716	8,395,815	86.44%	13.56%
Mario D. Szotlender	61,428,282	484,248	99.22%	0.78%
Angela Johnson	61,333,538	578,992	99.06%	0.94%

All director nominees were re-elected, including the addition of Angela Johnson to the Board of Directors (see news release dated April 18, 2024) to fill vacancy left by the retirement of Christine West.

Shareholders voted 88.36% in favour of re-appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year. In addition, shareholders also voted 96.79% in favour of approving certain amendments to the Stock Option Plan and all unallocated options grantable under the Stock Option Plan, as amended by Amendment No. 6, and 96.76% in favour of approving all unallocated awards grantable under the Share Unit Plan.

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

For Further Information, Please Contact:

Galina Meleger, Vice President, Investor Relations
Tel: 604-640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn